Exhibit 99.3

SHARE TRANSFER AGREEMENT

This SHARE TRANSFER AGREEMENT (this “Agreement”), is entered into as of January 23, 2019, between Fuwei Films (Holdings) Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (“FFHL”), as the seller, and Hongkong Ruishang International Trade Co., Limited. a Hong Kong corporation, (“HK Ruishang” and, sometimes, the “Purchaser”) , as purchaser. FFHL and the Purchaser are individually referred to herein as a “Party” and collectively, the “Parties”.

WHEREAS, as of the date of this Agreement and immediately prior to the Closing (as defined below), the Purchaser holds [1,728,126] ordinary shares (the “Purchaser’s FFHL Shares”), par value US$[.519008] per share, of FFHL, representing [52.9]% of the issued and outstanding share capital of FFHL;

WHEREAS, as of the date of this Agreement and immediately prior to Closing, FFHL is the registered holder of [_1] ordinary shares (the “Fuwei BVI Shares”), par value US$[1.0_] per share, representing 100% of the issued and outstanding share capital of Fuwei Films (BVI) Co., Ltd. (“Fuwei BVI”);

WHEREAS, as of the date of this Agreement, FFHL, Gold Glory Blockchain, Inc., a California corporation (“Gold Glory”), and the stockholders of Gold Glory (the “Gold Glory Stockholders”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which FFHL has agreed to purchase the entire share capital of Gold Glory from the Gold Glory Stockholders, subject to the terms and conditions set forth therein; and

WHEREAS, the closing of the transactions under the Securities Purchase Agreement is conditioned on, among other things, that a committee of independent directors unaffiliated with the Purchaser have approved the sale of Fuwei BVI to the Purchaser on terms and conditions set forth herein (the “Divestiture”);

WHEREAS, the committee of independent directors of the board of directors of FFHL (the “Special Committee”) approved the Transactions on January 18, 2019.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties hereto agree as follows:

1.             Cash Consideration and Transferred Fuwei BVI Shares. Subject to the terms and conditions set forth herein, FFHL hereby agrees to (i) pay to the Purchaser US$3,000,000 (the “Cash Consideration”)1 in cash at the Closing, and (ii) sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser hereby agrees to acquire and accept, the Cash Consideration and the Fuwei BVI Shares, effective as of the Closing. The transfer includes all rights and obligations attached to the Fuwei BVI Shares as of the date hereof.

1 NTD: To be discussed - this many be accomplished by means of a capital contribution if that is more tax efficient for the parties.

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2.             Transferred FFHL Shares. In consideration for the payment of the Cash Consideration and the sale and transfer of the Fuwei BVI Shares, the Purchaser agrees to sell, assign, transfer, convey and deliver to the FFHL, and FFHL, or its assignee, hereby agrees to acquire and accept, the Purchaser’s FFHL Shares, effective as of the Closing. The transfer includes all rights and obligations attached to the Purchaser’s FFHL Shares as of the date hereof.

3.             Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchaser’s FFHL Shares in exchange for the Cash Consideration and the Fuwei BVI Shares as contemplated by this Agreement shall occur on a date and at a place as agreed to by the Parties (the “Closing”), subject to the satisfaction at or prior to the Closing, of each of the following conditions:

(a)          The transactions contemplated under the Securities Purchase Agreement shall be consummated substantially concurrently with the Closing;

(b)          The Board and the shareholders of FFHL shall have approved the Divestiture and the other transactions contemplated under the Securities Purchase Agreement.

(c)           FFHL, on a pro forma basis, shall have completed a private placement raising at least $10 million;

(d)          FFHL shall have received approval from the Nasdaq Global Market, to the extent required, for the continued listing of the FFHL shares.

(e)          There shall have been no orders, injunctions or decrees by any court of competent jurisdiction or governmental authority prohibiting the consummation of the Transaction or other transactions under the Securities Purchase Agreement; and

(f)           There shall have been no Law (as defined in the Securities Purchase Agreement) in effect which prohibits, enjoins or making illegal the consummation of the Transaction or other transactions under the Securities Purchase Agreement.

4.             Closing Deliveries. At the Closing,

(a)          FFHL shall deliver to the Purchaser (i) the Cash Consideration, (ii) a written instrument of transfer in respect of the Fuwei BVI Shares duly executed by FFHL, and (ii) the share certificate(s) representing the Fuwei BVI Shares; and

(b)          The Purchaser shall deliver to FFHL (i) a written instrument of transfer in respect of the Purchaser’s FFHL Shares duly executed by the Purchaser, and (ii) the share certificate(s) representing the Purchaser’s FFHL Shares.

5.             Representation and Warranties of FFHL. FFHL hereby represents and warrants to the Purchaser as follows:

(a)           Organization and Qualification. FFHL is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign corporation in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a FFHL Material Adverse Effect (as defined in the Securities Purchase Agreement).

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(b)           Corporate Authority. FFHL has the corporate authority to execute, deliver and perform this Agreement and the other documents and instruments contemplated hereby. The execution, delivery and performance of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by FFHL. This Agreement and each of the other agreements, documents and instruments to be executed and delivered by FFHL have been duly executed and delivered by, and constitute the legal, valid and binding obligation of, FFHL enforceable against FFHL in accordance with their terms.

(c)           Title to Shares. FFHL owns, beneficially and of record, all of the Fuwei BVI Shares, free and clear of all liens.  There are no (i) voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting or dividend rights of the Fuwei BVI Shares, (ii) preemptive rights or rights of first refusal or first offer with respect to the Fuwei BVI Shares or (iii) restrictions on transfer with respect to the Fuwei BVI Shares.

6.             Representation and Warranties of the Purchaser. The Purchasers represents and warrants to FFHL as follows:

(a)           Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of jurisdiction of its incorporation or organization, as applicable, with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign corporation in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing.

(b)           Corporate Power and Authority. The Purchaser has the corporate power and authority to execute, deliver and perform this Agreement and the other documents and instruments contemplated hereby. The execution, delivery and performance of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by the Purchaser. This Agreement and each of the other agreements, documents and instruments to be executed and delivered by the Purchaser have been duly executed and delivered by, and constitute the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with their terms.

(c)           Validity, Etc. Neither the execution and delivery of this Agreement and the other documents and instruments contemplated hereby, the consummation of the transactions contemplated hereby or thereby nor the performance of this Agreement and such other agreements in compliance with the terms and conditions hereof and thereof will (i) violate, conflict with or result in any material breach of any trust agreement, charter, judgment, decree, order, statute or regulation applicable to the Purchaser, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than the consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority that have been received or are contemplated to be received under this Agreement and the other documents and instruments contemplated hereby) or (iii) violate, conflict with or result in a breach, default or termination of, or give rise to any right of termination, cancellation or acceleration of the maturity of any payment date of, any of the obligations of the Purchaser.

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(d)           Title to Shares. The Purchaser owns, beneficially and of record, all of the Purchaser’s FFHL Shares, free and clear of all liens.  There are no (i) voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting or dividend rights of the Purchaser’s FFHL Shares, (ii) preemptive rights or rights of first refusal or first offer with respect to the Purchaser’s FFHL Shares or (iii) restrictions on transfer with respect to the Purchasers’ FFHL Shares.

7.             Indemnification; No Claims.

(a)           Except as expressly provided in this Agreement, none of the Parties, their affiliates or any of their respective representatives makes any representation or warranty in this Agreement, express or implied, at law or in equity, to the other Party.

(b)          Other than as provided in Section 7(c) below, from and after the Closing, the Purchaser, and their respective successors and assigns (each an “Indemnifying Party”), jointly and severally, shall indemnify, defend and hold harmless FFHL and their respective affiliates, officers, directors, employees, and agents and its successors and assigns (each an “Indemnified Party”) from and against any losses, claims, damages, liabilities, settlement, costs and expenses, including, without limitation, reasonable attorneys’ fees, investigation cost, experts’ and accountants’ fees (collectively, the “Losses”) resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of the operation of Fuwei BVI and its Subsidiaries’ business prior to the Closing.

(c)           From and after the Closing, the Indemnifying Parties, jointly and severally, shall indemnify, defend and hold harmless the Indemnified Parties for Losses for payment of Taxes relating to the operation of Fuwei BVI and its Subsidiaries’ business prior to and after the Closing [(except to the extent that such Taxes are reflected in the 2018 first half financial results filed with the 6-K of FFHL dated [_], 2018)], which Losses shall equal to the amount of such Taxes actually paid or payable in connection with the operation of Fuwei BVI and its Subsidiaries’ business, and taking into account reductions for the aggregate amount of Tax credits, refunds and other Tax attributes.

For the purposes of this Section 7(c), “Tax” or “Taxes” means any and all applicable central, federal, provincial, state, local, municipal and foreign taxes, charges, levies or other assessments, including, but not limited to, income, excise, gross receipts, property, sales, use, ad valorem, transfer, franchise, profit, license, withholding, payroll, employment, severance, stamp, occupation, windfall profit, social security and unemployment or other taxes imposed by the United States or any agency or instrumentality thereof, any state, county, local or foreign government, or any agency or instrumentality thereof, together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other person with respect to any such amounts.

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(d)          Notwithstanding anything contained in this Agreement, none of the Indemnifying Parties shall be liable for indemnification of any Losses under this Section 7 unless a valid Claim Notice with respect to such Losses is given pursuant to Section 7(f) below on or prior to the eighteenth month following the filing of the 20-F Report of FFHL (such earlier date, the “Limitation Date”) (other than Losses based upon, arising out of or otherwise resulting from Section 7(c) above, in which event the Indemnifying Parties shall not be released from their indemnification obligations hereunder solely as a result of any Claim Notice with respect to such Losses being given after the Limitation Date).

(e)          Notwithstanding anything to the contrary contained in this Agreement, except with respect to claims relating to indemnification of Taxes set forth in Section 7(c) above: (a) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to this Section 7, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds US$30,000, after which the Indemnifying Party shall be liable only for those Losses in excess of US$30,000; and (b) the maximum aggregate amount of indemnifiable Losses which may be recovered from all Indemnifying Parties arising out of or resulting from the causes set forth in this Section 7 of this Agreement and Article 9 of the Securities Purchase Agreement (other than any indemnifiable Losses in connection with (i) any inaccuracy in or breach of any representation and warranty of FFHL set forth in Section 3.26 of the Securities Purchase Agreement, or (ii) payment of Taxes resulting from any inaccuracy in or breach of any representation and warranty of FFHL set forth in Section 3.27 of the Securities Purchase Agreement, which Losses shall equal to the amount of such Taxes actually paid and taking into account reductions for the aggregate amount of Tax credits, refunds and other Tax attributes) shall not exceed US$5,000,000. The provisions of this Section 7(e) shall not apply with respect to indemnification (i) for Taxes provided in Section 7(c) above, in which case, the Losses shall equal to the amount of such Taxes actually paid or payable in connection with the operation of Fuwei BVI and its Subsidiaries’ business, and taking into account reductions for the aggregate amount of Tax credits, refunds and other Tax attributes, or (ii) in the case of fraud or willful misconduct on the part of the Indemnifying Parties.

Notwithstanding anything to the contrary, an Indemnified Party shall not be entitled to recover Losses pursuant to a claim of indemnification under both the Securities Purchase Agreement and this Agreement for the same facts that give rise to the right of indemnification, and all indemnifiable Losses covered under this Agreement shall be net of any indemnity, contribution or similar proceeds that have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification under the Securities Purchase Agreement. Notwithstanding anything contained in this Agreement, in no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, consequential (including lost profits), incidental or indirect damages, or punitive, special or exemplary damages.

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(f)           An Indemnified Party seeking indemnification pursuant to this Section 7 shall give prompt notice (the “Claim Notice”) to the Indemnifying Party from whom such indemnification is sought of the assertion of any Losses, or the commencement of any action, claim, suit, investigation or proceeding (the “Proceeding”) (including any Third Party Claim), in respect of which indemnity is or may be sought hereunder and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual prejudice thereby).

(g)           The Indemnifying Party shall be entitled to assume control of the negotiation, settlement and defense of any Proceeding involving a third party (a “Third Party Claim”) that is reasonably expected to give rise to an indemnification obligation of the Indemnifying Party under this Section 7, at its own expense through counsel of its choice reasonably acceptable to the Indemnified Party. In such case the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof, and to employ counsel, at its own expense, separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof. The Parties hereto shall reasonably cooperate in the defense or prosecution thereof and shall furnish, or cause to be furnished, such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. The Indemnifying Party shall not, without the written consent of the Indemnified Party (not to be unreasonably withheld, delayed or conditioned), (a) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claims, (b) settle or compromise any Third Party Claim that involves any injunctive, equitable or other non-monetary relief or requires an Indemnified Party to admit liability or wrongdoing or (c) settle or compromise any Third Party Claim that would result in any payment of monetary damages by any Indemnified Party.

(h)           The Indemnifying Party shall not be liable under this Section 7 for any settlement in respect of a Third Party Claim effected without its consent (which consent shall not be unreasonably withheld, delayed or conditioned) of any Proceedings in respect of which indemnity may be sought hereunder, unless the Indemnifying Party fails to promptly acknowledge liability for indemnification under this Section 7 and/or declines to or otherwise fails to timely defend the Indemnified Party in such Proceeding relating to such Third Party Claim.

(i)            Following the Closing, indemnification pursuant to the provisions of this Section 7 shall be the sole and exclusive remedies of the Indemnified Parties for any Losses resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of the operation of Fuwei BVI and its Subsidiaries’ business prior to the Closing, and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever (including under statute, regulation, common law, in equity or for negligence) in respect thereof, all of which each Party hereby waives to the fullest extent permitted by law.

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8.             Use of Name. FFHL shall change its name and ticker symbol effective upon the closing of the Transactions.

9.             Cooperation. The Purchasers agree to retain all books, records, financial statements, returns, documents, files, other information (including, without limitation, working papers and schedules) for Fuwei BVI and its subsidiaries for the last five (5) calendar years prior to the Closing. Each Party agrees to cooperate with and give the other Party and its agents access to internal records upon reasonable written notice by the other Party in the event of any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental authority or any arbitrator or arbitration panel.

10.           Termination. This Agreement shall terminate immediately upon the termination of the Securities Purchase Agreement. Upon termination, except for Section 10, Section 12, Section 13, Section 14, Section 15, Section 16, Section 17, Section 18, Section 19, Section 20 and this Section 11, which shall survive such termination, this Agreement shall forthwith become void and there shall be no liability on the part of any Party.

11.           Expenses. All costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction contemplated by this Agreement shall be borne by the Party incurring such costs and expenses.

12.           Headings and References; Construction. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to a section, such reference is to a section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a “person” are also to its successors and permitted assigns. The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

13.           Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transaction contemplated by this Agreement is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction contemplated by this Agreement is consummated as originally contemplated to the greatest extent possible.

14.           Entire Agreement. This Agreement and the Securities Purchase Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof.

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15.           Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the other Party (which consent may be granted or withheld in the sole discretion of such Party) and any attempted assignment without such consent shall be null and void.

16.           Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, each of the Parties.

17.           No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

18.           Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands without regard to the conflicts of law principles thereof. The Parties expressly agree that any and all disputes arising out of or in connection with this Agreement will be resolved only in accordance with the dispute resolution provisions of the Securities Purchase Agreement which are incorporated by reference and shall apply to the terms of this Agreement and the parties hereto mutatis mutandis.

19.           Survival of Representations, Warranties and Covenants. Subject to Section 7(d), all of the representations, warranties and covenants in this Agreement shall survive the Closing.

20.           Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

FUWEI FILMS (HOLDINGS) CO., LTD.

By:
Name:
Title:

Hongkong Ruishang International Trade Co., LIMITED

By:
Name:
Title:

[Signature Page to the Share Transfer Agreement]

EXHIBIT A

Purchasers’ Allocation of Fuwei BVI Shares

EXHIBIT B

Fuwei BVI Subsidiaries